SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

TABLE OF CONTENTS

Page

Signature Page	3

Clarification Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 30, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Clarification Announcement

Reference is made to the announcement on the Resolutions Passed at the First H Shareholders Class Meeting for 2014 (the “Poll Results Announcement”) of the Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 23 December 2014. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the Poll Results Announcement.

The Company would like to clarify that the vote count as set out in the Poll Results Announcement was incorrect because part of the proxy votes from HKSCC Nominees Limited were uncounted due to an inadvertent mistake by the Company’s H Share Registrar, Hong Kong Registrars Limited. Therefore the counting of the votes cast “in favor” and “against” with respect to the resolutions proposed at the Meeting shall be revised as follows (herein the percentages of shares voted in favor or against in the table below refers to the proportion of shares voted in favor or against by the shareholders (or their proxies) accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders (or their proxies) attending the Meeting):

No.	Resolutions	Shares voted in favor (number of Shares)	Percentage of Shares voted in favor	Shares voted against (number of Shares)	Percentage of Shares against	Approved or not
Special resolutions:
1	Resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” (“the Share Option Scheme”)	—	—	—	—	Yes
1.1	the basis for determining the Participants and the scope of the Participants	900,588,671	92.93%	68,490,625	7.07%	Yes
1.2	the source and number of the Underlying Shares	900,618,671	92.94%	68,460,625	7.06%	Yes
1.3	the Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme	900,618,671	92.94%	68,460,625	7.06%	Yes

1.4	the Exercise Price of the Share Options and the basis of determination	900,522,171	92.93%	68,557,125	7.07%	Yes
1.5	the conditions of the Grant and the exercise of the Share Options	900,522,171	92.93%	68,557,125	7.07%	Yes
1.6	the methods and procedures for adjusting the number and the Exercise Price of the Share Options	900,522,171	92.93%	68,557,125	7.07%	Yes
1.7	the accounting policies of the Share Options	900,522,171	92.93%	68,557,125	7.07%	Yes
1.8	the procedures of the Grant and the exercise of the Share Options	900,522,171	92.93%	68,557,125	7.07%	Yes
1.9	the respective rights and obligations of the Company and the Participants	900,605,271	92.93%	68,474,025	7.07%	Yes
1.10	the solutions for special circumstances	900,527,471	92.93%	68,551,825	7.07%	Yes
1.11	the amendments and termination of the Share Option Scheme	900,527,471	92.93%	68,551,825	7.07%	Yes
2

Resolution on the authorization to the Board to deal with all matters in relation to the Share Option Scheme. The Board is hereby authorized to conduct, among others, the following:

(i) to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

(ii) to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

		902,178,271	93.10%	66,901,025	6.90%	Yes

(iii) to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(iv) to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

(v) to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

(vi) to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

(vii) to otherwise manage the Share Option Scheme where necessary;

(viii) to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(ix) to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

(x) the abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

As more than two-thirds of the votes were cast in favor of the above resolutions proposed at the Meeting, the resolutions were duly passed as special resolutions.

The above revisions made to the vote count cast “in favor” and “against” with respect to the above resolutions proposed at the Meeting do not affect the poll result of such resolutions as set out in the announcement published by the Company on 23 December 2014.

The vote count and poll results of all the resolutions as set out in the announcement published by the Company on 23 December 2014 on Resolutions Passed at the First Extraordinary General Meeting for 2014 remain accurate.

The Company wishes to apologize for any inconvenience that might have been caused.

By Order of the Board

Tang Weizhong

Company Secretary

Shanghai, the PRC, 29 December 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.